Exhibit (a)(1)(B)

FORM OF ANNOUNCEMENT EMAIL TO ELIGIBLE PARTICIPANTS

Subject:	Altice USA - Offer to Exchange Eligible Options for Replacement Awards
To:	All Eligible Participants
Date:	January 23, 2023

IMPORTANT NEWS — PLEASE READ IMMEDIATELY. SHOULD YOU CHOOSE TO PARTICIPATE IN THE EXCHANGE OFFER, YOU MUST TAKE ACTION BY 5:00 PM EASTERN TIME ON MARCH 1, 2023.

We are pleased to announce that the stock option exchange program that was approved by an action taken by written consent of our majority stockholder on December 29, 2022 (the “Exchange Offer”) begins today. As an eligible participant, you should carefully read the Tender Offer Statement on Schedule TO and the exhibits attached thereto, including the Offer to Exchange Eligible Options for Replacement Awards, we are filing with the Securities and Exchange Commission today (collectively, the “Offering Materials”), all of which are available on the Exchange Offer website referred to below and from the Securities and Exchange Commission at www.sec.gov. These materials will help you to understand the terms and conditions of the Exchange Offer and the risks related thereto.

EXCHANGE OFFER INFORMATION AND WEBSITE

Below you will find a basic outline of the Exchange Offer. Please take the time to educate yourself about the Exchange Offer by reviewing the resources and Offering Materials on the Exchange Offer website, available at www.myoptionexchange.com. If you choose to participate in the Exchange Offer, you must elect to do so through this website as well. To log into the website, please go to www.myoptionexchange.com. Your UserID is your Altice USA email address. The first time you access the website, you will need to register as a new user and create a password. The website uses two-factor authentication, so the first time you access the portal each day, the website will generate a verification code that will be emailed to you. Once the verification code has been entered, you can access the website’s content. The verification codes expire at the end of each day.

ELIGIBILITY

The Exchange Offer is open to all current employees (including employees on an authorized leave of absence) of Altice USA or its wholly owned subsidiaries with at least seven outstanding stock options that have a per share exercise price greater than $6.00 and who are not serving as a member of our Board of Directors (including as our Executive Chairman), are not our Chief Executive Officer or his direct reports with an employment agreement and are not employees of a non-wholly owned subsidiary of Altice USA (an “Eligible Employee”).

EXCHANGE DETAILS

A stock option eligible to be tendered in the Exchange Offer, an “Eligible Option”, is an outstanding stock option to purchase shares of the Company’s Class A common stock, par value $0.01 per share (“Class A common stock”), whether vested or unvested, that is held by an Eligible Participant on the date the Exchange Offer commences and continues to be held by an Eligible Participant through the expiration of the Exchange Offer (which is 5:00 PM Eastern Time, March 1, 2023, unless extended) and has a per share exercise price greater than $6.00. For the purposes of clarity, only unexercised stock options are considered to be outstanding.

A Replacement Award will be granted for every seven Eligible Options you tender in the Exchange Offer. A “Replacement Award” consists of one restricted stock unit (“RSU”) and $10 of deferred cash-denominated awards (“DCAs”). Each RSU granted in the Exchange Offer will represent a right to receive one share of Class A common stock on future dates when the RSU vests, subject to you remaining continuously employed with Altice USA (or its subsidiaries or affiliates) through such vesting date. Each DCA granted in the Exchange Offer will represent a right to receive a fixed dollar value on future dates when the DCA vests, subject to you remaining continuously employed with the Company (or its subsidiaries or affiliates) through such vesting date. At Altice USA’s discretion (as approved in accordance with the Amended and Restated Altice USA 2017 Long Term Incentive Plan, as amended), each DCA may be settled (i) in a number of shares of Class A common stock equal to the total value of the DCA divided by the closing price of a share of Class A common stock on the trading date immediately preceding the applicable vesting date or (ii) in cash. The Replacement Awards will vest 50% on each of the first and second anniversaries of the expiration of the Exchange Offer (which is 5:00 PM Eastern Time, March 1, 2023, unless extended), subject to you remaining continuously employed with the Company (or its subsidiaries or affiliates) on each vesting date. For each grant with respect to Eligible Options tendered and not evenly divisible by seven, you will receive an additional $2 of DCAs for each remainder Eligible Option from such grant, which such additional DCAs will become part of your Replacement Awards. You may not tender less than seven Eligible Options.

If you hold more than one Eligible Option grant, you may elect to participate in the Exchange Offer on a grant-by-grant basis, meaning that you will be allowed to tender for exchange one of those grants without tendering for exchange any other grants. However, as to any grant that you elect to tender for exchange, you must tender the entire grant (i.e., all of the options subject to that grant, less (if applicable) any portion of the grant previously exercised).

Eligible Options properly tendered in the Exchange Offer and accepted by us for exchange will be canceled at the expiration of the Exchange Offer, and your Replacement Awards will be granted with the terms described above promptly following the expiration of the Exchange Offer.

OFFERING PERIOD

Opens: January 23, 2023.

Closes: March 1, 2023 at 5:00 PM Eastern Time, unless we extend the expiration date and time.

Employees who wish to participate in the Exchange Offer must elect to participate during the offering period through the Exchange Offer website at www.myoptionexchange.com. If you experience difficulties accessing the Exchange Offer website, please contact alticeusacomp@alticeusa.com.

HOW TO LEARN MORE

The offering period for the Exchange Offer begins today. There are many things to consider when deciding whether or not to participate. You should carefully read the more detailed Offering Materials before deciding to participate. Please review the Exchange Offer website for more information and for instructions on how to elect to participate, change a prior election and withdraw your election before the end of the offering period. By making one or more elections in the Exchange Offer, you will be confirming that you have read these materials.

Participation in the Exchange Offer is voluntary. Altice USA makes no recommendation as to whether you should participate in the Exchange Offer. You must make your own decision whether to participate. You should speak with your financial, legal or tax advisors as necessary, before deciding whether to participate in the Exchange Offer.

If you have any questions about the Exchange Offer, please contact alticeusacomp@alticeusa.com.

The Exchange Offer is being made pursuant to the terms and conditions set forth in Altice USA’s Tender Offer Statement on Schedule TO and the exhibits attached thereto, including the Offer to Exchange and the Offering Memorandum, filed with the Securities and Exchange Commission, which are available free of charge at http://www.sec.gov or on the Exchange Offer website located at: www.myoptionexchange.com. You should read these written materials carefully because they contain important information about the Exchange Offer, including risks related thereto.